UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual shareholders’ meeting results

On April 30, 2019, Galapagos NV (the “Company”) held an Annual Shareholders’ Meeting. The meeting minutes and other documentation pertaining to this Shareholders’ Meeting can be consulted at the Company’s website. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Agenda item 2: approval of non-consolidated annual accounts

The Company’s shareholders approved the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2018 as well as the allocation of the annual result as proposed by the Company’s board of directors (the “Board”).

Agenda item 5: approval of remuneration report

The Company’s shareholders approved the Company’s remuneration report.

Agenda item 6: release from liability

The Company’s shareholders resolved, by separate vote, to release each of the Company’s directors, including former director Dr. Harrold van Barlingen, and the Company’s statutory auditor from any liability arising from the performance of their duties during the financial year ended December 31, 2018.

Agenda item 7: revision of remuneration of statutory auditor

The Company’s shareholders resolved to increase the annual remuneration of the statutory auditor from €350,000 to (i) €430,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ending December 31, 2018 and (ii) €630,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ended December 31, 2019.

Agenda item 8: appointment of director

The Company’s shareholders resolved to appoint Mr. Peter Guenter (residing in Barcelona, Spain) as a director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2023, and, upon the proposal of the Board and in accordance with the advice from the Company’s nomination and remuneration committee, to appoint Mr. Guenter as an independent director as he meets the independence criteria set forth in article 526ter of the Belgian Companies Code.

Agenda item 9: remuneration of directors

The Company’s shareholders, upon recommendation of the Company’s nomination and remuneration committee, resolved that (a) the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate is established as follows: (i) chairman of the Board: €80,000 per annum; (ii) other non-executive Board members: €40,000 each per annum; (iii) additional compensation for membership of a Board committee: €5,000 per annum; (iv) additional compensation for the chairmanship of a Board committee: €10,000 per annum; and (b) a power of attorney is granted to the Board to determine the total remuneration package of the managing director (CEO) for his management function in the Company, it being understood that this remuneration shall include a compensation for the performance of his mandate as a director of the Company.

Agenda item 10: offer of warrants

The Company’s shareholders, upon recommendation of the Company’s nomination and remuneration committee, (i) resolved to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Mary Kerr and Mr. Peter Guenter, under warrant plans created (or to be created) by the Board for the benefit of directors, employees and independent consultants of the Company and its affiliates within the framework of the authorized capital (jointly, “Warrant Plan 2019”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowered the managing director, as well as any other director as regards the offer to the managing director, to implement this offer, and (iii) to the extent required, approved the offer of warrants to members of the Company’s executive committee under Warrant Plan 2019 in accordance with the Company’s remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the Company’s shareholders expressly approved the particular provisions of Warrant Plan 2019 pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the warrants offered (to the extent accepted) under Warrant Plan 2019 can be exercised early, even before the third anniversary of their award. The resolutions of this shareholders’ meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (“FSMA”) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

Agenda item 11: application of article 556 of the Belgian Companies Code

In accordance with article 556 of the Belgian Companies Code, the Company’s shareholders resolved to approve, to the extent required, ratify all of the provisions granting rights to third parties which could affect the assets of the Company, or could impose an obligation on the Company, where the exercise of those rights is dependent on a public takeover bid on the shares of the Company or a change of control in respect of the Company, as included in: (a) the Second Amended and Restated Collaboration Agreement between Galapagos NV and AbbVie S.à.r.l. dated October 24, 2018 (the “AbbVie Agreement”) including, but not limited to, clause 11.2 (Change in Control of Galapagos) of the AbbVie Agreement, entitling the counterparty, in the event of a change in control of the Company, to oblige the Company to take appropriate measures to avoid the disclosure of confidential information, to limit AbbVie’s reporting obligations to the Company, or, depending on the stage in which the change of control occurs, to terminate the AbbVie Agreement; (b) the Exclusive License Agreement among Galapagos NV, MorphoSys AG and Novartis Pharma AG dated July 19, 2018 (the “Novartis Agreement”), including, but not limited to, clause 3.7 of the Novartis Agreement (Change of Control), entitling Novartis, in the event of a change of control of the Company, to have the Company’s representatives removed from the joint committees; and (c) the Product Development, License and Commercialization Agreement between Galapagos NV, Les Laboratoires Servier and Institut de Recherches Servier as amended and restated on May 8, 2018 (the “Servier Agreement”), including but not limited to clause 13.4 (Termination by Servier Without Cause or Due to Galapagos Change of Control), clause 13.5 (Rights on Termination) and clause 13.7 (Change of Control), entitling the counterparty, in the event of a change of control of the Company, to elect to terminate the Servier Agreement subject to an option for the Company to choose from two contractual termination regimes, both including the termination of the licenses granted by the Company to Servier and the freedom for the Company to conduct research and development activities on terminated licensed products, or to have the licenses granted to Servier continue, with all payment obligations remaining in place, but with Servier having full control over the further development and patent strategies for the licensed product in Servier’s territory. The shareholders granted a special power of attorney to each Board member, as well as to Mr. Xavier Maes, Ms. Ellen Lefever, Ms. Annelies Denecker, and Ms. Lauran Diependaele, each acting individually and with the power of substitution, to file this resolution with the clerk’s office of the Commercial Court of Antwerp, division of Mechelen, in accordance with article 556 of the Belgian Companies Code.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-230639) and S-8 (File Nos. 333-204567, 333-208697,333-211834, 333-215783, 333-218160, 333-225263).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV (Registrant)

Date: May 6, 2019	/s/ Xavier Maes Xavier Maes Company Secretary